Contact

www.linkedin.com/in/samcorcos
(LinkedIn)

Top Skills

Amazon Web Services (AWS)
JavaScript
Elixir

Languages

Spanish

Publications

Learn Phoenix

Where to Hold React Component
Data: state, store, static, and this

Sam Corcos

Co-founder, CEO at Levels
New York, New York, United States

Summary

Sam is Co-Founder and CEO at Levels (levelshealth.com). Levels
makes it easy for people to see how their diet is affecting both
their health and their lifestyle in a quantifiable way by measuring
biomarkers in real time. We are expanding access to continuous
glucose monitoring and making it mainstream, focused on people
looking to find their optimal diet and improve their metabolic fitness.

He is also a founder at CarDash (cardash.com), a Y Combinator
company that makes automotive repair and maintenance as
convenient and transparent as possible. His previous venture,
Sightline Maps, provides an intuitive platform for 3D printing and
visualizing topographical maps, marketed primarily towards the U.S.
military.

He also wrote a technical book, Learn Phoenix, on building scalable,
highly-concurrent web and mobile applications with Phoenix, React,
and React Native and he co-authored a paper in the field of oncology
on the effects of cisplatin used in conjunction with purified green tea
polyphenols on non-small cell lung carcinoma.

He reads a lot of books (https://bit.ly/30lmla5) and enjoys deep,
intellectual conversations more than anything else, which is why he's
hosted weekly salon dinners in both New York and San Francisco on
a wide variety of subjects.

He has expertise in Node, Express, Next, React, GraphQL,
Serverless architecture, Elixir, Phoenix, AWS, Mapbox, D3, and a
host of other technologies.

Experience

Levels
Co-Founder, CEO
July 2019 - Present (4 years 9 months)

Greater New York City Area

Levels is an a16z-backed health tech company, here to help you see how food affects your health. By leveraging biosensors like continuous glucose monitors (CGM), Levels provides real-time feedback on how diet and lifestyle choices impact your metabolic health. Our Members are using personalized data to discover their optimal diet, control their weight, and reduce long-term health risk.

CarDash

Founder, CTO (acquired Feb '20)

November 2016 - July 2018 (1 year 9 months)

Menlo Park, CA

Y Combinator S17. CarDash is an automotive repair concierge service that makes car maintenance as painless as possible. I founded the company along with Yinon and Todd, built the original technology stack, and scaled up the engineering team.

Built with a statically-hosted (CloudFront) React frontend using Redux and Apollo for state and data management. Backend built with Node, GraphQL, Apollo, and Serverless. Native app built with React Native, Redux, and Apollo.

Sightline Maps

Founder, CTO

January 2015 - February 2017 (2 years 2 months)

Orange County, California Area

At Sightline Maps, we built a system to 3D printing topographical maps primarily marketed to the US Military. We eventually expanded our functionality to include LiDAR data visualization and VR.

Worked with Special Operations Command (SOCOM) to develop mapping technology under a Cooperative Research and Development Agreement (CRADA).

Built with a mostly-serverless architecture with a statically-hosted frontend with React and S3/CloudFront, Phoenix and Python/Flask backend, and image processing handled by AWS Lambda.

California Estimates LLC

Founder, Engineering Lead

December 2013 - January 2015 (1 year 2 months)

Sacramento, California Area

Worked with a domain expert to built a better estimating software tool for the construction industry. The product focused on countertop fabricators to allow them to send more, accurate bids in a fraction of the time it took with contemporary methodology.

Built with Meteor and Blaze.

UC Davis Medical Center
Researcher
2005 - 2006 (1 year)
Sacramento, California Area

Two-year summer internship in the oncology department under Dr. Paul Gumerlock and Dr. Phil Mack.

Co-author of "Sequence-dependent of apoptosis from green tea polyphenol, epigallocatechin-3-gallate (EGCG) plus cisplatin (CDDP) in non-small cell lung carcinoma (NSCLC) cells."

_____

Education

Y Combinator

Claremont McKenna College
BA, Economics